SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Metabolix, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

591018809

(CUSIP Number)

January 13, 2012

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☒    Rule 13d-1(c)

☐    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.591018809	13G	Page 2 of 6

(1)	Name of reporting person I.R.S. identification number (entity only) Jack W. Schuler
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 3,124,876
(6) Shared voting power 1,915,819
(7) Sole dispositive power 3,124,876
(8) Shared dispositive power 1,915,819
(9)	Aggregate amount beneficially owned by each reporting person 5,040,695
(10)	Check if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (9) 14.8%
(12)	Type of reporting person IN

CUSIP No.591018809	13G	Page 3 of 6

(1)	Name of reporting person I.R.S. identification number (entity only) Renate Schuler
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 50,600
(6) Shared voting power 1,915,819
(7) Sole dispositive power 50,600
(8) Shared dispositive power 1,915,819
(9)	Aggregate amount beneficially owned by each reporting person 1,966,419
(10)	Check if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (9) 5.8%
(12)	Type of reporting person IN

CUSIP No.591018809	13G	Page 4 of 6

(1)	Name of reporting person I.R.S. identification number (entity only) Schuler Family Foundation EIN 36-4154510
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 1,915,819
(6) Shared voting power 0
(7) Sole dispositive power 1,915,819
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 1,915,819
(10)	Check if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (9) 5.6%
(12)	Type of reporting person CO

CUSIP No. 591018809	13G	Page 5 of 6

This Amendment No. 2 to Schedule 13G is filed to amend certain items of the Schedule 13G filed on September 28, 2011, as amended by the Schedule 13G/A (Amendment No. 1) filed on October 17, 2011. The amended items read as follows:

Item 4. Ownership

(a) Amount Beneficially Owned:

The 5,091,295 shares of the common stock of Metabolix, Inc. for which this schedule is filed consist of (i) 3,124,876 shares owned by Jack W. Schuler, (ii) 50,600 shares owned by Renate Schuler, Mr. Schuler’s wife, and (iii) 1,915,819 shares owned by the Schuler Family Foundation, a tax-exempt private operating foundation of which Mr. Schuler and Mrs. Schuler are two of the three directors.

Mr. Schuler disclaims any beneficial interest in (i) the 50,600 shares owned by his wife and (ii) the 1,915,819 shares owned by the Schuler Family Foundation.

Mrs. Schuler disclaims any beneficial interest in the 1,915,819 shares owned by the Schuler Family Foundation.

(b) Percent of class:

14.9%

The percentages in this schedule were calculated on the basis of 34,113,882 shares outstanding, which is the number of shares outstanding as of October 26, 2011 as reported by Metabolix, Inc. in its quarterly report on Form 10-Q for the quarter ended September 30, 2011, which was filed on November 2, 2011.

(c) Number of Shares as to Which Such Person has:

for Jack W. Schuler:

(i)	Sole power to vote or to direct the vote:	3,124,876
(ii)	Shared power to vote or direct the vote:	1,915,819*
(iii)	Sole power to dispose or to direct the disposition of:	3,124,876
(iv)	Shared power to dispose of to direct the disposition of:	1,915,819*

*	Mr. Schuler shares the voting and dispositive power in respect of the 1,915,819 shares owned by the Schuler Family Foundation, of which Mr. Schuler is one of three directors. The other two directors are Mr. Schuler’s wife, Renate Schuler, and his adult daughter, Tanya Schuler.

CUSIP No. 591018809	13G	Page 6 of 6

for Renate Schuler:

(i)	Sole power to vote or to direct the vote:	50,600
(ii)	Shared power to vote or direct the vote:	1,915,819*
(iii)	Sole power to dispose or to direct the disposition of:	50,600
(iv)	Shared power to dispose of to direct the disposition of:	1,915,819*

*	Mrs. Schuler shares the voting and dispositive power in respect of the 1,915,819 shares owned by the Schuler Family Foundation, of which Mrs. Schuler is one of three directors. The other two directors are Mrs. Schuler’s husband, Jack W. Schuler, and her adult daughter, Tanya Schuler.

for the Schuler Family Foundation:

(i)	Sole power to vote or to direct the vote:	1,915,819
(ii)	Shared power to vote or direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	1,915,819
(iv)	Shared power to dispose of to direct the disposition of:	0

Item 10. Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 23, 2012.

/s/ JACK W. SCHULER
Jack W. Schuler

/s/ RENATE SCHULER
Renate Schuler

Schuler Family Foundation

By	/S/ JACK W. SCHULER
Jack W. Schuler, Director